VirZoom, Inc.
Balance Sheets
December 31, 2016 and December 31, 2015
Unaudited

ASSETS

	December 31, 2016	December 31, 2015
Current Assets:		
Cash	$ 239,141	$ 998,089
Accounts Receivable	33,974	-
Inventory	17,354	-
Prepaid items	65,940	13,905
Total current assets	356,409	1,011,993
Property, Plant and Equipment, net	3,564	9,988
Other Assets		
Deposits	32,874	32,874
Total other assets	32,874	32,874
Total Assets	$ 392,847	$ 1,054,856

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2016	December 31, 2015
Liabilities		
Accounts payable and accrued expenses	$ 148,856	$ 96,623
Accrued employee bonuses	132,000	-
Accrued interest - convertible notes	397,719	131,817
Deferred revenue	3,198	11,995
Convertible notes payable	4,379,000	2,524,051
Total current liabilities	5,060,773	2,764,486
Commitments & Contingencies (Note 6)	-	-
Stockholders' Equity:		
Common stock, $.0001 par value; 20,000,000 shares authorized, 7,000,000 and 7,000,000 shares issued and outstanding, respectively	700	700
Additional paid in capital	8,083	516
Accumulated deficit	(4,676,709)	(1,710,846)
Total Stockholders' Equity	(4,667,926)	(1,709,630)
Total Liabilities & Stockholders' Equity	$ 392,847	$ 1,054,856